Exhibit 1








January 13, 1996



RE:  Decade Companies Income Properties ("DCIP")


Dear Investor:

By now you should have received another letter from Arnold Leas, an ex-employee of Decade Securities Corp. Unfortunately, Mr. Leas is once again attempting to confuse the issues at hand for his own personal gain. The purpose of this letter is to bring you up to date on some recent events.

First, the tender offer which was recently completed was designed to provide immediate liquidity to partners who wanted to get out of the partnership and to have the effect of giving the benefit of any discount associated with the liquidation price to those partners who remained in the partnership. We have accomplished that goal and it has resulted in a larger share of the pie for the remaining partners.

Second, the proposed Amendment to the partnership agreement is designed to protect partners from the likes of Mr. Leas. As described, the Amendment gives additional cash rights to dissenting partners in the event Mr. Leas or anyone else like him takes over the partnership. As discussed in the Amendment, we believe this is of great potential benefit to all partners.

Recently, the partnership and the general partner have sued
Mr. Leas for interfering with its business and for making solicitations to the partnership using false and misleading statements in violation of the securities laws. In December, the Court issued a Temporary Restraining Order against Mr. Leas (with his consent). We will continue to work to stop his misleading solicitations.

The actions that are being taken by Mr. Leas can be very costly to the partnership. You can help contain these costs by returning your vote for the Partnership's proposed amendment as soon as possible. In addition, we ask that you not respond to any request by Mr. Leas.

If you have any questions, please call me directly, at (414) 792-
9200.

Very truly yours,



Michael Sweet
Partnership Manager